82-01824

REDCORP

RECEIVED

SUPPL

NEWS RELEASE

2006 DEC -7 P 2:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 27, 2006 News Release 06-24

TULSEQUAH PROJECT

New High-Grade Discovery South West of Big Bull Deposit

7.08m of 20.00 gpt Au, 253.42 gpt Ag, 0.66% Cu, 11.59% Pb, and 26.63% Zn!

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary, Redfern Resources Ltd. (together, the "Company"), is pleased to provide an update from its exploration program on the Big Bull Deposit.

The Big Bull Deposit is located within the Tulsequah Project property and is approximately nine kilometers south of the Tulsequah Chief Deposit. The Big Bull Deposit was mined in the 1950's in conjunction with the Tulsequah Chief Deposit. Historic production at Big Bull totaled 360,073 tonnes grading 1.2% copper, 1.9% lead, 7.3% zinc, 5.14 g/tonne gold and 154.29 g/tonne silver.

Assay results just received from the recent drill program confirm that hole *BB06062* intersected a very significant new zone of high-grade massive sulphide mineralization. The intersection in this hole returned **20.0 gpt gold, 253.4 gpt silver, 11.59% lead and 26.63% zinc over 7.1 metres**. The new zone remains open down dip, and may be contiguous with a second mineralized intersection in hole *BB06060* located 290 metres to the north. Detailed intersection results are presented in the following table.

Significant New Big Bull Exploration Results

Hole ID	From (m)	To (m)	Interval (m)	Estimated True Width (m) *	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
BB06051	308.6	310.6	2.00	1.4	1.54	333.01	0.04	0.32	0.22
plus	316.5	318.0	1.50	1.1	1.40	296.00	0.16	1.24	2.46
BB06054	*no significant results*								
BB06056	*no significant results*								
BB06060	278.1	286.5	8.37	5.9	2.18	93.79	0.24	1.49	5.01
plus	298.3	305.0	6.70	4.7	4.08	304.96	0.26	1.29	1.97
BB06062	138.0	145.1	7.08	5.0	20.00	253.42	0.66	11.59	26.63

****Estimates of true width were calculated based on estimates of the angle of mineralization to core axis.***

The intersection in *BB06062* is considered by Company geologists to represent a new discovery in the SW area of the Big Bull mineralized trend. It is located off the western edge of the existing geophysical survey coverage. Terry Chandler, President, states: "This intersection represents one of the highest grade zones ever encountered on the Tulsequah Project and it will be a top priority target for follow-up drilling, to evaluate the open potential down-dip and along strike of this hole. We anticipate drilling to commence in May of 2007."

Dlw 12/13

REDCORP

2006 Drill Program Discussion:

The Big Bull Drill program was divided into four phases: wide space drilling on the main Big Bull Deposit; exploration to the north along the Big Bull trend; infill drilling on the main Deposit; and exploration drilling to the south and west of the main Big Bull Deposit.

The initial program of wide spaced drill holes into the main Big Bull Deposit are holes *BB06028-BB06040.* Results from these holes are available on the Company's website in its August 28 press release.

The first phase of exploration drilling took place to the north of the Big Bull Deposit along the Big Bull trend and associated geophysical anomaly. A total of nine holes were drilled, *BB06041-BB06049.* These holes cut variably altered volcanics similar to the geology that host the Big Bull Deposit and obtained narrow intercepts of low grade mineralization.

Infill drilling on the main Big Bull Deposit totaled 11 holes: *BB06050-BB06061.* Drillhole *BB06051* cut mineralization that appears to correlate with the western limb mineralization. *BB06054* cut 25 meters of alteration in the position of the eastern limb mineralization, but no significant grades were obtained in this interval. *BB06056* did not intersect any significant alteration or mineralization. *BB06060* cut two significant intervals of mineralization. The mineralization in these holes appears to be a significant extension to the west of the western limb of the Big Bull mineralization. The Company is awaiting results for an additional six holes from the infill drilling

Three exploration holes, *BB06062-BB06064,* were drilled to the south west of the Big Bull Deposit to follow up on four historic drillholes drilled in 1956 by Cominco. Results from these holes are presented below.

Big Bull 1956 Surface Drill Holes

Hole ID	From (m)	To (m)	Interval *	Au (gpt) *	Ag (gpt) *	Cu (%) *	Pb (%) *	Zn (%) *
C-25	116.1	117.4	0.91	1.56	105.8	0.45	1.40	4.80
plus	122.8	124.1	1.22	1.56	28.0	0.70	0.00	2.40
plus	141.3	144.8	3.51	1.59	30.65	0.35	0.4	3.75
C-26	*no significant results*							
C-27	127.4	127.7	0.30	10.26	130.6	0.40	1.60	4.60
plus	131.1	133.8	2.75	4.98	407.5	0.60	1.90	4.60
plus	140.8	144.5	3.66	0.62	11.51	0.32	0.26	3.57
plus	171.0	172.5	1.53	0.93	62.2	0.00	0.90	1.60
C-28	139.6	139.9	0.30	2.49	87.1	1.00	2.10	17.40
plus	146.3	147.5	1.22	0.78	25.8	0.40	1.32	1.87

* Results presented in this table are historic in nature and have not been verified by Redfern staff. The composites presented in this table are length weighted, Redfern uses SG Length weighting when calculating modern composites. The original core is not preserved and estimates of true widths of intersections are not available.

The mineralization intersected in *BB06062* is approximately 40 meters to the north and up dip of the intercept cut in *C-28* from 146.3-147.52m and is interpreted to be at the same stratigraphic horizon. *BB06062* represents a step-out approximately 40 meters to the north and up dip of the intercept cut in *C-28.* The position of these two intercepts and their hosting geology is distinctly different than the main Big

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REDCORP

Bull Deposit, suggesting the possibility that *BB06062* and *C-28* have intercepted a new mineralized zone. If this mineralization continues to the north to correlate with hole *BB06060* it will have a strike length of approximately 330 meters, and remains open down dip. *BB06063* and *BB06064* were collared to the southeast of *BB06062*. Both holes cut similar geology to *BB06062* but no mineralization was encountered.

Quality Assurances and Controls (QA/QC)

For the 2006 drill program, sampling has been conducted and supervised by Redfern geologists using established sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver, using industry-standard procedures. A comprehensive QA/QC program is in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for base-metals, gold and silver.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo., are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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